# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotherly Hotels Inc., CIK 0001301236
CUSIP: 83600C103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 306 SOUTH HENRY STREET, 306 SOUTH HENRY STREET, WILLIAMSBURG, Virginia (VA), 23185
Date of event which requires filing of this statement: 02/12/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002067703-25-000001
Filed by CIK 0002067703

## Reporting persons
- Lubin Amos Benjamin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sotherly Hotels Inc.
Address of issuer's principal executive offices: 306 SOUTH HENRY STREET, 306 SOUTH HENRY STREET, WILLIAMSBURG, VIRGINIA, 23185.

## Item 2. Person Filing
Name of person filing: Amos B. Lubin
Address of principal business office or, if none, residence:
77 W 15th St Apt 4N
New York, NY 10011
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lubin Amos Benjamin: Amos B. Lubin, Amos B. Lubin (04/28/2026)